NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Larry Shackelford T: 404.322.6173 larry.shackelford@nelsonmullins.com	201 17th Street NW, Suite 1700 Atlanta, GA 30363 T: 404.322.6000 F: 404.322.6050 nelsonmullins.com

February 3, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Taylor Beech Ms. Erin Jaskot

RE:	Data Knights Acquisition Corp. Amendment No. 4 to Registration on Form S-4 Filed February 3, 2023 File No. 333-266274

Ladies and Gentlemen:

On behalf of Data Knights Acquisition Corp. (the “Company”), we are hereby responding to the letter dated January 27, 2023 (the “Fourth Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4 filed January 3, 2023 (the “Registration Statement”). In response to the Fourth Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Questions and Answers About the Proposals, page 10

1.	We note your revisions in response to comment 1. However, the new question and answer focuses on the impact of redemptions. Please add a new question and answer specifically addressing the risk that failure to close a PIPE Investment could leave the post-merger entity under-capitalized, and explain the consequences if this were to occur. In the new question and answer, please also disclose that $91.4 million of the proceeds in the trust account were used to pay the most recent redemptions, and indicate how the current trust account balance could further leave the post-merger entity undercapitalized.

Response: The Amended Registration Statement has been revised on page 20 to add a new question and answer specifically addressing the risk that failure to close a PIPE Investment could leave the post-merger entity under-capitalized, explain the consequences if this were to occur and add the related requested disclosure.

What interests do Data Knights' current officers and directors have in the Business Combination?, page 17

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts

Minnesota | New York | North Carolina | Ohio | South Carolina | Tennessee | Texas | Virginia | West Virginia

Securities and Exchange Commission

February 3, 2023

2.	We note your revised disclosure in response to comment 7 and reissue our comment in part. Please quantify the value of any out-of-pocket expenses and disclose that the Sponsor requested that the Company extend the date by which the Company has to consummate a business combination and deposited an aggregate of $1,150,000 (representing $0.10 per public share) into the Company’s trust account on August 11, 2022, as well as any additional amounts deposited to further extend the date. Please include similar disclosure elsewhere in the prospectus where you discuss the interests of the Sponsor, directors and officers, including pages 32, 90 and 101, and include the revised disclosure that you have included on pages 17-18.

Response: The Amended Registration Statement has been revised on pages 18, 34, 91 and 107 to include the requested disclosure.

How do redemptions of Data Knights' Public Shares impact the Closing..., page 20

3.	Please revise to disclose that the Minimum Cash Condition is $30 million. Please also indicate that based on the current value of the Trust Account, you will not satisfy the Minimum Cash Condition, and that completion of the PIPE Investment or alternative financing arrangements will be necessary to meet the Minimum Cash Condition. Please clarify, to the extent accurate, that non-redemption agreements would not be sufficient to ensure you meet the Minimum Cash Condition.

Response: The Amended Registration Statement has been revised on page 20 to provide the requested disclosure.

Risk Factors - Data Knights' independent registered public accounting firm's report contains an explanatory paragraph..., page 73

Securities and Exchange Commission

February 3, 2023

4.	We note your disclosure on page 181 that at April 1, 2023, your outstanding convertible notes may be converted into stock or repaid back in cash at the note holders discretion, and if more than 30% of these noteholders choose to be paid back in cash, you may not be able to meet the cash requirements to meet this obligation. Please revise this risk factor to address this.

Response: The Amended Registration Statement has been revised on page 75 to provide the requested disclosure.

General Description of the Merger Agreement - Conditions to the Closing, page 97

5.	We reissue comment 6 in part. Clarify that the minimum cash condition is a condition to closing here and on page 14. Please also indicate the value ($30 million) of the minimum cash condition.

Response: The Amended Registration Statement has been revised on pages 15 and 103 to provide the requested disclosure.

Background of the Business Combination, page 101

6.	We note your revised disclosure in response to comment 7 and reissue our comment in part. Please disclose when you decided to pursue discussions solely with OneMedNet.

Response: The Amended Registration Statement has been revised on page 109 to provide the requested disclosure.

Background of the Business Combination, page 101

7.	We note your revised disclosure in response to comment 8 that "the representations and warranties and provisions governing the treatment of options and warrants, together with those relating to the Minimum Cash Condition and the PIPE financing, were the material terms negotiated in the Merger Agreement." Please further revise to elaborate on the negotiation of those terms.

Response: The Amended Registration Statement has been revised on page 109 to provide the requested disclosure.

The Board's Reasons for Approval of the Business Combination, page 105

8.	We note your revised disclosure in response to comment 10. Please further revise the table to include the underlying financial data used to calculate each multiple. We also note your disclosure that "these companies overlapped with, but were different from, the list of public companies included in the guideline public company analysis used by Marshall & Stevens in preparing its opinion," yet it appears this analysis included the same list of companies. Please explain how this analysis differed from the analysis prepared by Marshall & Stevens.

Response: The Amended Registration Statement has been revised beginning on page 113 to provide the requested disclosure.

Competition, page 164

Securities and Exchange Commission

February 3, 2023

9.	We note your revised disclosure in response to comment 16 in your risk factors and reissue our comment. In this section, please provide a general description of the number and size of your competitors within the real world data market, and the general factors on which you compete with such competitors. Please provide context for your statements that "few" of your competitors can fulfill orders in the time period stated, have the data quantity and diversity to fill requests, and have sufficient access to relevant non-imaging data along with expert curation capability required to meet regulatory standards. For example, please quantify what you mean by "few" and whether these statements describe the majority of your competitors.

Response: The Amended Registration Statement has been revised on pages 67-68 and 171-172 to provide a general description of the number and size of OneMedNet’s competitors within the real world data market, the general factors on which OneMedNet competes and to provide context and quantity for OneMedNet’s statements regarding its competitors.

Material Customer Agreements, page 166

10.	We note your response to comment 17 and reissue our comment in part. Please tell us whether your agreement with Siemens tracks your standard Data License Agreement. If not, describe the material terms of your agreement with Siemens and how it differs from your standard Data License Agreement. We also note you have filed two agreements as exhibits 10.18 and 10.19, but it is not clear whether these are your agreements with Change Healthcare and Siemens. Revise your exhibit index to clarify.

Response: The Amended Registration Statement has been revised on page 176 to explain that the Data License Agreement with Siemens does indeed track OneMedNet’s standard Data License Agreement. With regards to the Exhibit Index and the two agreements previously filed in exhibits 10.18 and 10.19, as previously explained, the Data License Agreement and Master Reseller Agreement are marked confidential and proprietary and are redacted to reflect the confidentiality provisions under the Data License Agreement with Siemens and the Data Exchange Master Reseller Agreement with Change Healthcare.

OneMedNet Management's Discussion and Analysis of Financial Condition and Results of Operations, page 177

Securities and Exchange Commission

February 3, 2023

11.	We note your response to comment 19, but note you still have not provided the disclosure required by Item 303(b)(1) and (b)(2) of Regulation S-K related to Liquidity and Capital Resources and Results of Operations. Please tell us how your disclosure complies with Item 303(b)(1) and (b)(2) of Regulation S-K. For instance, point out the specific disclosure that explains why Cost of Goods Sold increased from $612,000 for fiscal year 2020 to $1.2 million for fiscal year 2021. Please also address your disclosure's compliance with Item 303(c) for interim results and tell us where you have explained why General and Administrative Expenses increased from $925,000 for the nine months ended September 30, 2021 to $2.0 million for the nine months ended September 30, 2022. Please ensure that all material changes in accounts are discussed and provide explanations of the reasons for such changes.

Response: The Amended Registration Statement has been revised to expand its disclosures under “Cost of Revenues” (F-53) and “Cost of Revenues” (F-70); and “Operating expenses” (F-54) and “Operating expenses” (F-71) to ensure compliance with Items 303(b)(1) and (b)(2) of Regulation S-K and with Item 303(c) for interim results.

Executive Compensation of OneMedNet, page 187

12.	Please update this section to include disclosure for the year ended December 31, 2022.

Response: The Amended Registration Statement has been revised beginning on page 195 to include updated executive compensation for the year ended December 31, 2022.

General

13.	We note your disclosure that "In connection with the voting on the Extension Amendment Proposal and the Trust Amendment Proposal at the special meeting, holders of 8,768,456 shares of Class A Common Stock exercised their right to redeem those shares for cash." Consistently present the number of shares outstanding, as we note that on page 2 you say that there are currently 6,191,819 shares outstanding, while elsewhere you disclose that there are 5,606,544 shares outstanding. Please also update the percentages to be held by certain shareholder groups throughout to account for the redemptions, as well as update the redemption price per share and the amount of funds in the trust account. For example, we note that you continue to say that the Insiders own 20% of the outstanding shares of Data Knights Class A Common Stock, and you disclose the balance of the Trust Account as of July 1, 2022.

Response: The Amended Registration Statement has been revised on pages 3, 11, 12 and 19 to provide the requested disclosure.

Securities and Exchange Commission

February 3, 2023

14.	Where you disclose the ownership interest of different shareholder groups upon completion of the Business Combination, please revise the disclosure stating that this assumes "there are no redemptions of any shares by Data Knights public stockholders," to clarify that this assumes there are no further redemptions of such shares.

Response: The Amended Registration Statement has been revised in the Letter to Stockholders and on pages 11-13, 18, 71, 81, 88-89, 101-102, 108, 187, 224, and 230-231 to provide the requested disclosure.

Notice of Special Meeting of Stockholders

15.	We note your revised disclosure in response to comment 13. Please update your description of proposal (3) in your notice of meeting and on page 89 to separately list the proposals you have unbundled. Please also separately present these proposals on your proxy card.

Response: The Amended Registration Statement has been revised in the notice of meeting, on page 94-95 and in the proxy card to provide the requested disclosure.

* * * * *

Given the Company’s time constraints to complete the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 404-322-6713 or larry.shackelford@nelsonmullins.com. Thank you very much for your assistance.

Sincerely,

Larry Shackelford